SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*


                               Smart Online, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   83171V 10 0
                                 (CUSIP Number)

                                   Avy Lugassy
                                Atlas Capital, SA
                                118 Rue du Rhone
                                     CH-1204
                               Geneva Switzerland
                                +41 22 718 1 741

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                February 4, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83171V 10 0

   1.  NAMES OF REPORTING PERSONS

       Atlas Capital, SA
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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   3.  SEC USE ONLY
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   4.  SOURCE OF FUNDS
       OO
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   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e):                                                  |_|
--------------------------------------------------------------------------------

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
                           Switzerland
--------------------------------------------------------------------------------

                                    7.  SOLE VOTING POWER:
         NUMBER OF                           6,419,485 (1)
          SHARES
       BENEFICIALLY                 8.  SHARED VOTING POWER:
         OWNED BY                            0
      EACH REPORTING
        PERSON WITH                 9.  SOLE DISPOSITIVE POWER:
                                             6,419,485 (1)

                                    10. SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       6,419,485 (1)
--------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
       |-|
--------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       35.0%
--------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
--------------------------------------------------------------------------------

(1) See Item 5(a) for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

This Amendment No. 11 (this "Amendment") amends the Report on Schedule 13D, originally filed on April 4, 2008, as amended on April 24, 2008, April 25, 2008, May 5, 2008, May 14, 2008, May 19, 2008, May 22, 2008, June 18, 2008, July 14,
2008, October 14, 2008, and November 5, 2008 (as amended, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Smart Online, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed on behalf of Atlas Capital, SA (the "Reporting Person"), a company incorporated under the laws of Switzerland. The Reporting Person is an investment fund, and the address of its principal business and office is 118 Rue du Rhone, CH-1204, Geneva, Switzerland.

The Reporting Person has not, during the five years prior to the date of this
Schedule 13D, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of February 4, 2009, the Reporting Person has acquired, in the aggregate, 6,419,485 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of $17,989,823.16 for these shares from corporate funds, including 56,206 shares acquired from Dennis Michael Nouri (the former President, Chief Executive Officer, and President of the Issuer) pursuant to a note cancellation agreement. In exchange for the shares acquired from Mr. Nouri, the Reporting Person cancelled a note under which Mr. Nouri owed the Reporting Person principal and interest totaling $85,117.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the shares of Common Stock for investment purposes. Subject to, among other things, the Issuer's business prospects, prevailing prices, and market conditions, the Reporting Person may purchase additional shares of Common Stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise. In addition, one of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of Common Stock based upon then-prevailing market conditions.

On February 20, 2008, the Issuer entered a new line of credit with Paragon Commercial Bank ("Paragon"). This line of credit is secured by an irrevocable standby letter of credit in the amount of $2.5 million issued by HSBC Private Bank (Suisse) SA, with the Reporting Person as account party. In connection with the new line of credit, the Reporting Person and the Issuer agreed to an amendment to the Reimbursement Agreement, which had been entered into on November 10, 2006. Under the amended agreement, the Issuer has agreed that in the event of a default by the Issuer in the repayment of the line of credit that results in the letter of credit being drawn, the Issuer shall reimburse the Reporting Person any sums that the Reporting Person is required to pay under such letter of credit. At the sole discretion of the Issuer, these payments may be made in cash or by issuing shares of Common Stock at a set per share price of $2.50. The Reimbursement Agreement and the amendment thereto are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

In connection with the new line of credit, the Reporting Person and the Issuer also agreed to an amendment of the Stock Purchase Warrant and Agreement, which had been entered into on January 15, 2007. Under the terms of the amended agreement, the Reporting Person may elect to purchase up to 444,444 shares of Common Stock at $2.70 per share upon termination of, or if the Issuer is in breach under the terms of, the Issuer's line of credit with Paragon. The original Stock Purchase Warrant and Agreement and the amendment thereto are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

On November 14, 2007, in an initial closing, the Issuer sold $3.3 million aggregate principal amount of secured subordinated convertible notes due November 14, 2010 (the "Notes") to noteholders, including the Reporting Person (the "Noteholders"). In addition, the Noteholders committed to purchase on a pro rata basis up to $5.2 million aggregate principal of Notes upon approval and call by the Issuer's Board of Directors in future closings. On August 12, 2008, the Issuer exercised its option to sell $1.5 million aggregate principal amount of Notes with substantially the same terms and conditions as the Notes sold on November 14, 2007. In connection with the sale of the additional Notes, the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed to increase the aggregate principal amount of Notes that they are committed to purchase from $8.5 million to $15.3 million. On November 21, 2008, the Issuer sold $500,000 aggregate principal amount of Notes to two new investors, and on January 6, 2009, the Issuer sold $500,000 aggregate principal amount of Notes to the Reporting Person, all on substantially the same terms and conditions as the Notes sold on November 14, 2007 and August 12, 2008. The Reporting Person currently holds $3,800,000 aggregate principal amount of Notes.

The Issuer is obligated to pay interest on the Notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the Notes. The Issuer does not have the ability to prepay the Notes without the approval of Noteholders holding at least a majority of the principal amount of the Notes then outstanding.

On the earlier of the maturity date of November 14, 2010 or a merger or acquisition or other transaction pursuant to which the Issuer's existing stockholders hold less than 50% of the surviving entity, or the sale of all or substantially all of the Issuer's assets, or similar transaction, or event of default, each Noteholder in its sole discretion shall have the option to:

      o convert the principal then outstanding on its Notes into shares of Common Stock, or

      o receive immediate repayment in cash of the Notes, including any accrued and unpaid interest.

If a Noteholder elects to convert its Notes under these circumstances, the conversion price for Notes:

      o     issued in the initial closing on November 14, 2007 shall be $3.05;
            and

      o issued on August 12, 2008, November 21, 2008, and January 6, 2009 shall be the lower of $3.05 and the average of the closing bid and asked prices of shares of the Common Stock quoted in the Over-The-Counter Market Summary (or, if the Issuer's shares are traded on the Nasdaq Stock Market or another exchange, the closing price of shares of the Common Stock quoted on such exchange) averaged over five trading days prior to the closing date of the sale of such Notes.

Payment of the Notes will be automatically accelerated if the Issuer enters voluntary or involuntary bankruptcy or insolvency proceedings.

The Notes and Common Stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state, local, or foreign securities laws. As a result, offers and sales of the Notes were made pursuant to Regulation D under the Securities Act and only to accredited investors.

In addition, if the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Issuer must give each Noteholder who has converted its Notes into Common Stock the opportunity to include such shares of converted Common Stock in the registration. The Issuer has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, the Security Agreement, the First Amendment to Convertible Secured Subordinated Note Purchase Agreement, and the Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement are attached hereto as Exhibits 5, 6, 7, 8, 9, and 10, respectively, and are incorporated herein by reference.

The Reporting Person is currently contemplating a purchase of 187,274 shares of Common Stock from another shareholder for investment purposes in a privately negotiated transaction pursuant to Regulation D of the Securities Act.

Except as may be set forth herein, the Reporting Person has no plans or proposals which would relate to or result in any of the matters set forth below:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 6,419,485 shares of Common Stock, which represents approximately 35.0% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 6,419,485 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock that were effected during the past 60 days are set forth below. All transactions represent purchases of Common Stock on the OTC Bulletin Board by the Reporting Person.

-----------------------------------------------------------------------
 Date of Transaction   Number of Shares Purchased     Price Per Share
-----------------------------------------------------------------------
       12/8/08                    2,500                    $2.55
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      12/11/08                   10,000                    $2.55
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      12/16/08                     173                     $2.55
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      12/22/08                     300                     $2.55
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      12/24/08                    7,500                    $2.60
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      12/26/08                   13,000                   $2.5596
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       1/12/09                    7,200                   $2.5375
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       1/13/09                   13,000                    $2.60
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       1/14/09                    5,835                    $2.50
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       1/15/09                    8,000                   $2.533
-----------------------------------------------------------------------
       1/29/09                   15,000                    $2.30
-----------------------------------------------------------------------
       1/30/09                   37,500                   $2.272
-----------------------------------------------------------------------
       2/2/09                      650                    $2.2385
-----------------------------------------------------------------------
       2/4/09                    15,000                   $2.2333
-----------------------------------------------------------------------

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 1 Reimbursement Agreement, dated November 10, 2006, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.48 to the Issuer's Annual Report on Form 10-K, as filed with the Securities Exchange Commission (the "SEC") on March 25, 2008)

Exhibit 2 Amendment to Reimbursement Agreement, dated February 20, 2008, by and between the Issuer and the Reporting Person (previously filed with the original Schedule 13D)

Exhibit 3         Stock Purchase Warrant and Agreement, dated January 15,
                  2007, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.44 to the Issuer's Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)

Exhibit 4 Amendment No. 1 to Stock Purchase Warrant and Agreement, dated February 20, 2008, by and between the Issuer and the Reporting Person (previously filed with the original Schedule 13D)

Exhibit 5 Convertible Secured Subordinated Note Purchase Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 6 Form of Convertible Secured Subordinated Promissory Note (incorporated herein by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 7 Registration Rights Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit
                  10.6 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 8         Security Agreement, dated November 14, 2007, among the
                  Issuer and Doron Roethler, as agent for certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 9 First Amendment to Convertible Secured Subordinated Note Purchase Agreement, dated August 12, 2008, by and among the Issuer and certain investors, including the Reporting Person (previously filed with Amendment No. 10 to the Schedule 13D)

Exhibit 10 Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       ATLAS CAPITAL, SA

Dated: February 9, 2009                /s/ Avy Lugassy
                                       -----------------------------------------
                                       Signature

                                       Name:  Avy Lugassy
                                       Title: Member of the Management